                             UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                                FORM  15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                     COMMISSION FILE NUMBER 33-21663

            SUPER FUND PREFERRED LIMITED PARTNERSHIP

        (name of small business issuer as specified in its charter)

                One Whitehall Street, 15th Floor
                New York, New York 10004
                (212) 859-0200
        (address, including zip code, and telephone number, including area code, of registrant's principal executive offices )


                Units of Limited Partnership Interests
        (Title of each class of securities covered by this form)

                Not applicable
        (Titles of all other classes of securities for which a duty to file reports under section 13 or 15(d) remains)


        Please place an X in the boxes to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

                Rule 15d-6 /X/


            Approximate number of holders of record as of the certification or notice date : 0
        (all limited partnership interests liquidated as of November 30, 1997)

                Pursuant to the requirements of the Securities Exchange Act of 1934, Super Fund Preferred Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


        DATE: May 7, 1999       By: /S/ Howard M. Rothman
                                ---------------------------
                                Name: Howard M. Rothman
                                Title: Executive Vice President
                                of Vision Limited Partnership (General Partner)


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